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GAMCO Investors, Inc.

November 14, 2011

Privileged and Confidential

Mr. Peter J.Sonnabend
CEO & Vice Chairman
Sonesta International Hotels Corporation
116 Huntington Avenue, 9th Floor
Boston, MA 02116

Dear Peter:

You announced an opportunity to surface the values of the company on November 3rd.

Our investment team has not had a chance to respond.

We applaud the efforts to surface the values. The agreed upon price of $31 is a start. At the same time, we believe the price undervalues Sonesta's assets. In addition we have not reviewed sufficient data to value fully the management agreement. Our firm plans to interview investment banking firms to find alternatives to surfacing these values.

Sincerely,



Mario J. Gabelli

MJG:bd